December 21, 2011

VIA EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Frank Wyman, Staff Accountant

Re:	ARIAD Pharmaceuticals, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010, filed March 15, 2011

File Number: 002-21696

Ladies and Gentlemen:

On behalf of ARIAD Pharmaceuticals, Inc., a Delaware corporation (the “Company”), I received the letter (the “Comment Letter”) dated December 20, 2011, from Jim B. Rosenberg, Senior Assistant Chief Accountant, of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission to Dr. Harvey J. Berger, Chairman, Chief Executive Officer and President of the Company, concerning the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

The Company is working diligently on responses to the Comment Letter and intends to submit its response and the accompanying proposed revised disclosure by January 20, 2012. If you have any questions or comments regarding the Company’s anticipated timing for the submission of its response, kindly contact me at (617) 621-2204 or our outside counsel, Scott A. Samuels, Esq. of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., at (617) 348-1798. Thank you for your time and attention.

Sincerely,

/s/ Raymond T. Keane

Raymond T. Keane
Senior Vice President, General Counsel, Secretary and Chief Compliance Officer

cc:	ARIAD Pharmaceuticals, Inc.
Harvey J. Berger, M.D.
Edward M. Fitzgerald
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Jonathan L. Kravetz, Esq.
Scott A. Samuels, Esq.